Exhibit (a)(5)(A)

GREEN COURTE PARTNERS EXTENDS TENDER OFFER

FOR AMERICAN LAND LEASE, INC.

LAKE FOREST, IL. – January 23, 2009 – (BUSINESS WIRE) – Green Courte Partners, LLC, a Chicago-based private equity investment firm, today announced that one of its affiliates (such affiliate is referred to as “Green Courte Partners”) has extended its previously announced cash tender offer for all of the outstanding shares of common stock of American Land Lease, Inc. (NYSE: ANL) until 5:00 p.m., New York City time, on Thursday, February 5, 2009, unless further extended. The tender offer was originally scheduled to expire at 12:00 midnight, New York City time, at the end of Thursday, January 22, 2009 but certain of the conditions for the closing of the tender offer remain pending. All other terms and conditions of the tender offer remain unchanged.

The depositary for the tender offer has advised Green Courte Partners and ANL that, as of the close of business, New York City time, on Thursday, January 22, 2009, a total of 6,877,694 shares of ANL’s common stock were validly tendered and not withdrawn (none of which are subject to guaranteed delivery procedures), representing approximately 85.5% of ANL’s outstanding common stock.

ANL stockholders are entitled to receive $14.20 per share in cash for each share of ANL’s common stock tendered in the tender offer, subject to the terms and conditions of the tender offer and applicable withholding taxes, without interest thereon.

ANL stockholders with questions about how to tender their shares may call Innisfree M&A Incorporated, the Information Agent, toll-free at 888-750-5834 (banks and brokers may call collect at 212-750-5833).

About Green Courte Partners

Green Courte Partners, LLC is a Chicago-based private equity real estate investment firm focused primarily on the ownership and operation of manufactured housing communities, retail and mixed-use properties, and parking assets. Green Courte Partners, LLC combines focused investment strategies with a disciplined approach to transaction execution and asset management with a goal of generating attractive risk-adjusted returns over a long-term holding period. For more information visit www.GreenCourtePartners.com.

About ANL

American Land Lease, Inc. is a Clearwater, Florida-based real estate investment trust that owns, develops and manages residential land lease communities primarily serving active adults. With over 10,000 home sites in 30 communities located primarily in Florida, Arizona and Alabama, ANL is committed to providing affordable, free-spirited retirement living for active adults. For more information, visit www.americanlandlease.com.

Additional Information about the Tender Offer and Where to Find it

This press release is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any securities. The solicitation and the offer to buy shares of ANL common stock is being made only pursuant to an offer to purchase on Schedule TO and related materials that Green Courte Partners filed with the Securities and Exchange Commission

(the “SEC”). In connection with the tender offer, Green Courte Partners filed with the SEC a tender offer statement and related offer to purchase on Schedule TO that provides the terms of the tender offer and ANL filed a solicitation/recommendation statement on Schedule 14D-9 with the SEC. Stockholders are urged to read these documents carefully and in their entirety because they contain important information about the tender offer.

The offer to purchase and solicitation/recommendation statement have been mailed to ANL stockholders who are entitled to receive such documents. In addition, the tender offer statement and related offer to purchase and solicitation/recommendation statement as well as other filings containing information about ANL and the tender offer are available free of charge at the SEC’s Internet Web site, www.sec.gov. In addition, investors and security holders may obtain free copies of the solicitation/recommendation statement as well as other filings containing information about ANL and the tender offer that are filed with the SEC by ANL by contacting Shannon E. Smith, Chief Financial Officer, at (727) 726-8868 or accessing ANL’s investor information website at www.americanlandlease.com/company or from Green Courte Partners by contacting James R. Goldman, Managing Director, Chief Investment Officer, at (847) 582-9400.

Contact:

Green Courte Partners, LLC

James R. Goldman, Managing Director,

Chief Investment Officer, 847-582-9400

or

Innisfree M&A Incorporated

Stockholders, 888-750-5834

Banks and Brokers, 212-750-5833

or

American Land Lease, Inc.

Shannon E. Smith, Chief Financial Officer, 727-726-8868

2